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Exhibit 4

16 September 2003

257/03-jmd

For immediate release

North West Operations 60-day review

DRD RESPONDS TO NUM PROPOSALS

        Durban Roodepoort Deep, Limited ("DRD" Ticker Symbol; JSE: DUR; NASDAQ: DROOY)—54 days into a 60-day review of its North West Operations with all stakeholders intended to prevent closure—has indicated its willingness to discuss with the National Union of Mineworkers (NUM) the union's proposals for self-directed work teams and outsourcing of shafts to operators with a track record of success.

        The NUM made its proposals in a document tabled during discussions with management last week. Management undertook to reply within a week and its detailed response was provided to the union, in writing, today (16.09.03).

        Divisional Director of DRD's South African Operations Deon van der Mescht said: "There is a level of congruency between management and the NUM on the profile of likely candidates for outsourcing that warrants further discussion; indeed, we have already had preliminary talks with two parties, one of which was suggested by the union."

        Van der Mescht warned, however, that it was imperative that the NUM reverted to management without delay as "the review process is now far advanced and financial validation of these and, indeed, any other proposals, is critical".

        Other developments today, related to the 60-day review process, were:

    •
    independent, expert validation by engineering consultants SRK Consulting of the technical aspects of management's proposals for saving the North West Operations, published two weeks ago;

    •
    confirmation by a team representative of management, organised labour and the Department of Minerals and Energy (DME) of the inadvisability of re-opening the lower levels of Harties No 6 Shaft due to safety considerations. The lower levels of No 6 Shaft were closed on the instruction of the DME following a seismic event last month;

    •
    management declaring that: "all indications are that allegations by the NUM of high-grading in its proposals last week will not be upheld by a special investigative team deployed by the DME";

    •
    DRD beginning the process of establishing contact with mining and other companies across the country to determine prospects for placing employees whose jobs may become redundant at the end of the review process.

Queries:	Ilja Graulich, Durban Roodepoort Deep, Limited +27 11 381 7826 (office) +27 83 604 0820 (mobile)

James Duncan, Russell & Associates +27 11 880 3924 (office) +27 82 892 8052 (mobile)

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  Exhibit 4